

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

May 26, 2011

<u>Via Facsimile</u>
Mr. David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

> **Re:**   **Tree Top Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-10210**

Dear Mr. Reichman:

        As discussed in our conversation on May 26, 2011, we concur that based upon your particular facts and circumstances additional disclosure indicating that the PCAOB has revoked the registration of your prior auditor is not necessary in an amendment to your Form 10-K.

                        Sincerely,

                        /s/ Craig Wilson

                        Craig Wilson
                        Senior Assistant Chief Accountant